As filed with the Securities and Exchange Commission on April 30, 1999 Registration No. _______________

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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            INDUSTRIAL ECOSYSTEMS, INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


          Utah                                                94-3200034
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(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


        450 Dondee Way, Suite 10, Pacifica, CA                      94044
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        (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:          (650) 355-4050
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Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
      -------------------                      ------------------------------

              N/A                                           N/A

Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ----------------------------------------
                              (Title of Class)

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                          INDUSTRIAL ECOSYSTEMS, INC.

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  7

Item  3.     Description of Property...................................... 11

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 12

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 13

Item  6.     Executive Compensation....................................... 14

Item  7.     Certain Relationships and Related Transactions............... 17

Item  8.     Description of Securities.................................... 21

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 22

Item  2.     Legal Proceedings............................................ 23

Item  3.     Changes in and Disagreements with Accountants................ 24

Item  4.     Recent Sales of Unregistered Securities...................... 24

Item  5.     Indemnification of Directors and Officers.................... 26

PART F/S

             Financial Statements......................................... 27

PART III

Item  1.     Index to Exhibits............................................ 44

             Signatures................................................... 44

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History
-----------------

General

     The Company was incorporated in the state of Utah in July 1993 under the name Agri World Development Corp. In January 1994, the name was changed to Industrial Ecosystems, Inc. (hereinafter "IEI" or the "Company"). In March 1994, IEI acquired 100% of the equity securities of Environmental Protection Company, a New Mexico corporation ("EPC") in exchange for shares of IEI's Common Stock. Until the acquisition of EPC, IEI had no operating activities. Also, the exchange of IEI's Common Stock for the Common Stock of EPC resulted in the former stockholders of EPC obtaining control of IEI. Accordingly, EPC became the continuing entity for accounting purposes, and the transaction was accounted for as a recapitalization of EPC with no adjustment to the basis of EPC's assets acquired or liabilities assumed. For legal purposes, IEI was the surviving entity. EPC is in the excavation and bioremediation business and operates principally in the Farmington, New Mexico area.

     In June 1994, IEI, through IEI's wholly-owned Canadian subsidiary, IEI Canada, Inc. ("IEI Canada"), acquired 100% of I.T.E. Ecosystems, Inc., Amlin Grain Roasting, Inc. and a minority interest in N-Viro Systems Canada, Inc. The operations of I.T.E. Ecosystems, Inc. and Amlin Grain Roasting, Inc. were discontinued during 1994. In September 1994, IEI incorporated three separate wholly-owned subsidiaries, RFP Management & Development Corp., ROP Management & Development Corp. and IEI Canada, Inc. In December 1996, IEI incorporated another wholly owned subsidiary, ROP Liquid Feed Corp. with the intent of separating various business activities into different entities. Thereafter, in March 1998, IEI created a Canadian entity (merger company) for the purpose of consolidating IEI Canada, Inc., ROP Liquid Food Corp, ROP Management & Development Corp. and RFP Management and Development Corp. into the merger company. The resulting consolidated entity was named IEI Canada, Inc. The assets and certain liabilities of all of these companies were later assumed by ROP North America, LLC, a joint venture company formed in March, 1998, and the consolidated companies' operations were discontinued.


Aborted Change of Domicile to Delaware
--------------------------------------

     In February 1996, IEI filed incorporation documents in Delaware in the name of Industrial Ecosystems, Inc., intending to accomplish a change of domicile merger for the Utah corporation into Delaware. This merger was never effected, and the Delaware corporation has never had any operations. However, due to some confusion between the IEI and its then transfer agent, certain share certificates were mistakenly issued designating Delaware as the state of
incorporation instead of Utah.   All certificates issued with the Delaware
designation have been treated by the IEI and its transfer agent as validly issued certificates of IEI, a Utah corporation. Any shareholder who holds a certificate with the Delaware designation may, at IEI's sole expense, submit the certificate to IEI's transfer agent for reissue with the correct Utah designation, however shareholders are not required to do so.

Revocation of Utah Charter and Subsequent Reinstatement
-------------------------------------------------------

     IEI's Utah charter was involuntarily dissolved in October 1995 for failure to file an annual report in the state of Utah. This failure to file timely was the result of irregularities perpetrated by IEI's then registered agent and its incorporator. No notices of the dissolution were ever sent to IEI's principal office, nor were any of IEI's officers ever notified of the dissolution by the state of Utah.

     IEI discovered the revocation in June 1998, and retained legal counsel to petition the state of Utah for reinstatement. The reinstatement of IEI's charter was successfully accomplished by court order in October 1998. The Company is now in good standing in the state of Utah.

Summary of Business Operations
------------------------------

Environmental Protection Company

     As indicated above, the Company operates a wholly owned subsidiary, EPC, which, among other things, utilizes a unique bioremediation process to reclaim contaminated soil. A majority of the Company's excavating and soil remediation jobs are done on sites owned and operated by Amoco Production Company ("Amoco"), in and around the Farmington, New Mexico area. If timing and logistics dictate, the contaminated soil is excavated and transported from the Amoco site to a ten acre parcel of land located five miles from Farmington, New Mexico. This parcel which is owned and operated by EPC is permitted to receive and bio-convert hydrocarbon impacted soils. EPC's agreement with Amoco allows for the bioremediation of only Amoco soil on the EPC parcel.

     EPC engages in soil remediation of hydrocarbon spills using proprietary biotechnology knowhow. The EPC process involves the use of a matrix of bacteria. These bacteria are acquired from a number of different media which are controlled by EPC. These bacteria, along with certain enzymes which are produced by the bacteria, aid in the remediation of the contaminated soil. When soils are treated using the bioconversion process, enzymatic metabolism of the hydrocarbons can begin immediately. The bioconversion process causes the breakdown and emulsification of hydrocarbon at the hydrocarbon/aqueous interface. Once the hydrocarbons are emulsified, they are readily accessible to the large number of naturally occurring bacteria present in the biopreparation. Bacterial enzymes bind to the hydrocarbons forming enzyme-substrate complexes which subsequently serve to breakdown the hydrocarbons. The biopreparation itself is believed to be non-toxic.

Customers
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     EPC's chief revenue source has been and continues to be its work for Amoco. EPC is highly dependent on Amoco as a customer. Even though AMOCO has provided EPC with a fairly steady flow of business over the years, AMOCO is under no obligation to continue as such in the future. The recent British Petroleum ("BP") merger with AMOCO has not financially impacted EPC, however, there can be no assurance that EPC's business with AMOCO will continue as it has in the past. In an effort to broaden its customer base in the New Mexico area, EPC recently signed an excavation and remediation agreement with Public Service Company of New Mexico, a local public utility. The financial impact of this agreement is not as yet known. Outside of New Mexico, the Company has had little success marketing its bioremediation service. The Company is, however, presently preparing to conduct a demonstration of its bioremediation technology for the U.S. Navy at the Pt. Molate naval fuel depot in Richmond, California. Should the demonstration prove to be successful, the Company believes that demand for its bioremediation technology will increase. In order to enjoy the possible benefit associated therewith, the Company plans to license its bioremediation technology to contractors that may be better positioned to garner contracts than the Company.

     In an effort to expand the Company's revenues, the Company may look to form a strategic alliance or business combination with an operating company in a similar or substantially related industry. The Company intends to utilize various sources in its search for potential relationships, including its officers and directors, venture capitalists, and others who may present management with unsolicited proposals. To date, the Company has not engaged or entered into any discussions, negotiations, agreements or understandings regarding any potential alliances or business combinations, nor has management engaged any consultants to specifically assist the Company for such purposes.

Competition
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     Traditional hydrocarbon spill remediation methods have been based on conventional civil engineering techniques such as excavation and removal to landfill. These methods can be expensive because of cost of transporting large volumes of material. The excavation and disposal methods are under increasing regulatory scrutiny as landfill standards are tightened and disposal costs rise. These traditional methods are being replaced by newer methods which use a variety of physical, biological and chemical methods to either immobilize or destroy contaminants.

     Traditional remediation services are predominantly provided by environmental firms, construction contractors and environmental engineering firms. Numerous small companies are offering newer remediation services with varying degrees of success in treating a wide array of contaminated soils. These small companies generally have operations like EPC's New Mexico operations which are relatively local in scope.

     EPC's technology has only been utilized for the bioremediation of hydrocarbon contamination and management does not know if it is appropriate or effective for multiple contaminants. Direct competition in the limited area of hydrocarbon contamination is primarily from landfill and land-spreading operations permitted to handle soils contaminated with hydrocarbons.

Government Regulation
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     Various environmental protection laws have been enacted and amended during recent decades in response to public concern over the environment. The Company's bioremediation operations may be subject to these evolving laws and the implementing regulations. The Company believes, however, that the requirements of these laws may ultimately contribute, in a number of respects, to the demand for its services. The United States environmental laws which the Company believes are or may be, applicable to EPC's bioremediation operations include the Resource Conservation and Recovery Act ("RCRA"), as amended by the Hazardous and Solid Waste Amendments of 1984 ("HSWA"), the Federal Water Pollution Control Act of 1972 (the "Clean Water Act"), the Clean Air Act of 1970, as amended (the "Clean Air Act"), Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Pollution Prevention Act of 1990 and the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA").

     These laws regulate the management and disposal of wastes, control the discharge of pollutants into the air and water, provide for the investigation and remediation of contaminated land and groundwater resources and establish a pollution prevention program. Various states in the United States have implemented environmental protection laws that are similar to the applicable federal laws and, in addition, states may require, among other things, permits to maintain existing or construct additional EPC facilities, if necessary.

Employees
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     As of December 31, 1998, EPC had six full-time employees, all of whom are employees-at-will. EPC hires additional part-time employees on an as-needed basis. All employees receive special training in the handling of contaminated materials related to the EPC's bioremediation process.

ROP North America, LLC
----------------------

     As indicated above, the Company's Canadian subsidiary IEI Canada, Inc., owns a 50% membership interest in ROP North America, LLC (the "JV"). The JV, through its wholly owned subsidiary, ROP North America, Inc.("ROP"), operates a blending/processing plant in Amherstberg, Ontario, Canada to convert organic by-products from commercial food processors, such as potato skins and corn by-products, and certain organic material from other commercial, industrial and institutional sources, such as the syrup from ethanol production, into a livestock feed ingredient.

     The benefits of the blending/processing plant include the diversion of waste from landfills and the reduction of the use of other environmentally unsuitable disposal methods. The availability of such waste processing offers reduced disposal costs to food processors and other waste generators. To the extent energy conversion and increased handling/transportation costs can be minimized, blended/processed waste provides an economical alternative for the livestock feed industry.

     In addition to blending/producing a liquid livestock feed-ingredient, ROP also operates a facility in Amherstberg Ontario in which approximately 3,000 pigs per cycle (up to 3 cycles per year) are raised for a local pig producer. These pigs are fed the ROP liquid feed-ingredient as part of their regular diet. Once the pigs have reached the specified weight, the pigs are picked up by the producer and replaced by new piglets.

     The ROP liquid feed-ingredient which is produced at the Amherstberg facility is also marketed in limited quantities to other producers in Western Ontario. The market for the ROP liquid feed-ingredient is limited to pig producers who employ liquid feed distribution systems. There are currently under 100 pig farmers in the Western Ontario area who utilize liquid-feed systems. Because of a limited customer base, logistical and economic factors associated with obtaining raw materials for conversion and the costs associated with converting and transporting the liquid feed-ingredient, there may be limited cost-effective opportunities to expand ROP's current liquid feed-ingredient product.

     Management believes the best strategy for expanding ROP's business involves obtaining, blending and processing of: (i) high value dry feed raw material from commercial food processors and (ii) liquid and dry food by-product waste steams. To accomplish this strategy ROP plans to: (i) obtain the specific permits required to process food by-product waste steams; (ii) utilize its cooking and stabilizing system (called the proto-flow system), which ROP owns; and (iii) establish distribution/transportation relationships with waste haulers in order to obtain appropriate high value waste steams.

     The JV is governed by a three person Board of Managers, two of whom were appointed by JFJ Ecosystems, LLC (the Company's JV partner) and one of whom was appointed by IEI Canada. Tom Jarnagin, the Company's President, has been appointed by IEI Canada to serve as the Company's representative on the Board of Managers. In connection with the formation of the JV, the JV entered into a consulting agreement with the Company by which the JV agreed to pay the Company certain consulting fees if the JV's income and expenses matched certain financial projections established by the Company for the JV. The Company received $100,000 after formation of the JV and was to receive $100,000 on December 31, 1998, if the projections were met. The projections were not attained on December 31, 1998, and the Company will not receive the additional $100,000.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement Regarding Forward-looking Statements
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     This report may contain "forward-looking" statements. The Company is including this cautionary statement for the express purpose of availing itself of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or Board of Directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend" or similar expressions.

Year 2000 Disclosure
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     The Company is working to resolve the potential impact of the year 2000 on the ability of the Company's computerized information systems to accurately process information that may be date-sensitive. Any of the Company's programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures. The Company utilizes a minimum number of computer programs in its operations. The Company has not completed its assessment, but currently believes that costs of addressing this issue will not have a material adverse impact on the Company's financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company. In order to assure that this does not occur, the Company plans to devote all resources required to resolve any significant year 2000 issues in a timely manner.

Results of Operations
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   General
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     The Company's revenues are generated primarily by its business operations in the United States through EPC. Since March, 1998, the Company has pursued the development of ROP, through the Company's Canadian subsidiary, IEI Canada, which at December 31, 1998, was still in the stages of development. The Company's results of operations include the costs of its investment in ROP.

     For fiscal years ended December 31, 1998 and 1997, the functional currency for the Company's foreign subsidiary (IEI Canada and its subsidiaries) has been determined to be the Canadian Dollar. Assets and liabilities have been translated at year end exchange rates and operating statement items are translated at average exchange rates prevailing during the year. For the fiscal years ended December 31, 1998 and 1997, the Company had a foreign currency translation adjustment of $23,755 and $14,664, respectively.

   Year ended December 31, 1998 compared to year ended December 31, 1997
   ---------------------------------------------------------------------

     Total revenues for the year ended December 31, 1998 was $625,545 compared to $569,983 for the same period in 1997, an increase of 9.75%. This increase in revenues is attributable to an increase in general excavation and hauling work for Amoco. Direct costs for the year ended December 31, 1998 were $405,787, or 64.7% of sales as compared to $360,569, or 63.3% of sales for the year ended December 31, 1997. The slight increase in the direct cost of sales as a percent of sales for fiscal year 1998 compared to fiscal year 1997 is not directly attributable to any particular factors. EPC's work for Amoco is allocated between routine site maintenance and emergency clean-up, and, therefore, the Company cannot predict what events or uncertainties may be reasonably expected to have a material impact on the net sales revenues or income from continuing operations. Amoco has recently completed a merger with British Petroleum which could possibly affect the amount of work Amoco makes available to EPC, although management has no indication, as yet, of any decline.

     Corporate Expense. For fiscal 1998, total operating expenses were $1,694,726, consisting of general and administrative expenses of $1,586,049 and depreciation and amortization expenses of $108,677, resulting in a loss from operations of $1,473,968. Total expenses for fiscal 1997 were $2,244,519, consisting of general and administrative expenses of $2,042,502 and depreciation and amortization expenses of $202,017, resulting in a loss from operations of $2,035,105. The reduction in the general and administrative expenses (22.35%) during fiscal year 1998 can be attributed to a reduction in ROP related expenses that are now allocated between the members of the JV, while the reduction in the depreciation and amortization expenses (46.20%) during the same period is a direct result of assets conveyed to the JV.

     Interest Expense. Interest expense for fiscal 1998 was $40,236 as compared to $78,835 in fiscal 1997. The decline is attributed to (a) the conversion of a substantial amount of debt to equity in the second quarter of 1998.

     Other Expense. Other expense for fiscal 1998 was a net $380,545, of which, substantially all was represented by loss on the Company's investment in the JV and the disposition of certain assets. Other expense for fiscal 1997 was a net $43,764, of which substantially all was represented by loss on the disposition of assets during the period.

     The Company experienced a net loss of $1,880,085 for the year ended December 31, 1998 compared with a net loss of $2,133,949 for the same period in 1997, a decrease of 11.89%. The basic loss per share for fiscal 1998 was $0.06 as compared to $0.10 for fiscal 1997, based on the weighted average number of shares outstanding for the respective periods.

Liquidity and Capital Resources
-------------------------------

     In March 1998, the Company, through IEI Canada, the Company's Canadian subsidiary, entered into the JV with JFJ Ecosystems, L.L.C., wherein the Company contributed the leasehold, contracts, equipment, personal property, tools, furnishings, supplies, and tangible properties, inventories and miscellaneous property constituting the Amherstberg, Ontario, Canada recovered organic product facilities. In connection with the formation of the JV, the JV entered into a consulting agreement with the Company by which the JV agreed to pay the Company certain consulting fees if the JV's income and expenses matched certain financial projections established by the Company for the JV. The Company received $100,000 after formation of the JV and was to receive $100,000 on December 31, 1998, if the projections were met. The projections were not attained on December 31, 1998, and the Company will not receive the additional $100,000.

     The Company subleases a liquid feed distribution system to the JV for $4,414 per month. The Company's lease payment is $4,414 per month and is through an unrelated third party. The lease term expires in March, 2005.

     During 1998, the Company completed the private placement of 2,865,701 shares of common stock at an average price of $0.35 per share for aggregate cash proceeds of $1,000,922. Shares totaling 5,341,330 were issued in lieu of debt at an average price of $0.16 per share for a total value of $836,067. In addition, 99,999 shares were issued for services rendered to the Company at an average of $0.21 per share for a total value of $21,425.

     The issuances of common stock have been utilized for working capital, conversion of debt, payment of professional services, the expansion capital required for the newly formed JV, and for the continued development activities of the Company; however, the Company will require additional capital to continue its strategy with the JV and ROP.

     The Company had a working capital deficit of $(714,199) at December 31, 1998. The Company had cash and cash equivalents of $12,552 and restricted cash deposits of $40,669 at December 31, 1998. Cash used in operations for the year ended December 31, 1998 was $(1,253,800) and $(1,196,926) for the year ended December 31, 1997. Cash used in operations for the year ended December 31, 1998 was funded primarily by cash received from notes payable, capital contributions and the issuance of common stock for cash.

     Because the Company has an accumulated deficit of $(22,521,496), has a working capital deficit and limited internal financial resources, the report of the Company's auditor contains a going concern modification as to the ability of the Company to continue. During fiscal 1998, the Company began to effect measures to reduce cash outflows and increase working capital thru the issuance of additional shares of common stock for cash, services and conversion of debt. The Company is aware of its ongoing cash requirements and has implemented a cash flow plan, including continued reduction in its general and administrative expenses. Additionally, the Company has developed an overall strategy and certain financing options to meet its ongoing need through December 31, 1999.

     Due to the need for working capital for both the Company and the JV, JFJ, the Company, and IEI Canada have agreed to restructure the JV to provide for
(a) the release of part of the funds escrowed pursuant to the Original JV Agreement; (b)establishment of a line of credit to the Company; (c) the grant of certain rights to the Company to acquire JFJ's membership interest in the JV; (d) the grant of certain rights to JFJ to sell its membership interest in the JV to the Company; (e) the release by JFJ and its members and affiliates of any and all claims against the Company, IEI Canada, the Company's subsidiaries, their affiliates and officers and directors and shareholders for any misrepresentations made to induce JFJ to enter into the Original JV Agreement; and (f) the grant to the Company of a right to first refusal on JV borrowing.

     IEI Canada and JFJ have restructured the Original JV Agreement to provide that JFJ would immediately release $250,000 of the $1,000,000 escrow to meet immediate cash flow needs of the JV. The remaining $750,000 was then loaned by JFJ to the Company through the establishment of a line of credit. Upon the restructuring, JFJ became an equal 50% member of the JV with IEI Canada and IEI Canada's option to reduce JFJ's membership interest to 19% was terminated.

     In connection with the restructuring of the JV, JFJ has extended a $750,000 line of credit to the Company. The line of credit bears interest at 6% per annum until December 31, 2000, at which time all principal advanced under the line of credit, and any interest accrued thereon, will be due and payable in full. As security for the line of credit, the Company caused IEI Canada to pledge as security IEI Canada's 50% membership interest in the JV. If the line of credit is not timely repaid in full, IEI Canada's membership interest in the JV shall be conveyed to JFJ in satisfaction of the line of credit, thus making JFJ the 100% owner of the JV. All disbursements from the line of credit are subject to the prior review of an independent Credit Committee appointed by the Company's Board of Directors.

     At December 31, 1998, the Company had recorded $323,755 in accrued expenses consisting primarily of accrued interest and unpaid payroll taxes, unemployment taxes, sales taxes and gross receipts taxes due both the federal and state taxing authorities, including reasonable interest and penalties for delinquent filings. Subsequent to December 31, 1998, and prior to the date of this filing, the Company extended a preliminary settlement offer to the IRS. The settlement offer to the IRS was based on the Company's anticipated need to raise additional working capital without exposing such capital to potential seizure by the IRS. The terms of the preliminary settlement offer are based on the trustee portion of tax due and contingent on the IRS finalizing its examination confirming the financial condition of the Company and the financial condition of those officers and directors of the Company during the time that the tax liability arose (the "Responsible Parties"). The trustee portion due is approximately $90,000 and will require the Company to make payments to the IRS of approximately $5,000 per month over 24 months. Upon payment in full of the aggregate amount the IRS will provide the Company and any Responsible Parties with a full release from liability. Should the Company fail to maintain the monthly payments to the IRS, the IRS will have the right to collect from the individual Responsible Parties as well as the Company. Finalizing the settlement offer with the IRS will require the Company to provide the IRS with a narrative description of the Company's current plan of business operations and a logical reason for the compromise. In addition, the IRS will conduct an investigation of the assets of the Responsible Parties to determine whether or not the Responsible Parties have sufficient liquid assets to satisfy the trustee portion of the tax due.

     The Company has reserved and recorded possible contingent liabilities to individuals who claim they are still owed money by the Company although the Company has issued shares of its common stock to such individuals as payment for such debts or because the Company is uncertain as the whether the creditors are holding the Company responsible to certain debts incurred by former officers and directors of the Company. At December 31, 1998, the Company has recorded total contingent liabilities of $747,819. As of March 31, 1999, the Company has been able to obtain releases from certain of the individuals and/or creditors relating to a reduction in the contingent liabilities of $299,575, and a reduction in accrued expenses of $26,400, for an aggregate amount of $325,975.

     Impact of Inflation
     -------------------

     The Company does not anticipate that inflation will have a material impact on its current or proposed operations.

     Seasonality
     -----------

     The Company's bioremediation business operations tend to have varying degrees of seasonality. A majority of the Company's bioremediation jobs are done on sites in and around Farmington, New Mexico, during the warm weather months. Since many of the clean-up sites are located in rural areas and accessible only over dirt or unimproved roads, the Company's ability to excavate and remove contaminated soil can be restricted during inclement weather. In addition, soil is difficult or impracticable to dig and turn when the ground is frozen, the bioremediation process requires above freezing temperatures to be effective.

ITEM 3.  DESCRIPTION OF PROPERTY

Executive offices
-----------------

     The Company leases its principal executive office in Pacifica, California. In December 1998, the Company reduced the size of the office by approximately 25%, and renegotiated the lease on a month to month basis. The current office is approximately 1,500 square feet at a rate of $1,894 per month.

     EPC owns a wood-framed mobile building of approximately 660 square feet which it uses for an office. The building is located at 2040 West Broadway, Bloomfield, New Mexico, on land leased at a rate of $300 per month. The lease is on a month to month basis.

     The Company owns a ten acre parcel of land five miles from Farmington, New Mexico, which it uses to receive and bioconvert hydrocarbon impacted soils, based on a joint permit with Amoco. The site is fenced and configured to safely handle storm runoff.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of March 19, 1999 the name and address and the number of shares of the Company's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 33,596,906 shares of Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group. The Company has reserved 254,573 shares of Common Stock for 254,573 shares of IEI Canada, Inc. Class A Special Shares which are convertible into an equal number of shares of the Company's Common Stock, and 4,297,667 shares of Common Stock for issuance pursuant to outstanding options.


Principal Shareholders:

Name and Address             Number of Shares  Nature of Ownership  % of Class
----------------             ----------------  -------------------  ----------
John P. Crowe                    888,889           Direct               2.6
1015 West 54th Street            993,333           Indirect (1)         2.9
Kansas City, MO 64112

Tom Jarnagin                   2,530,500           Direct               7.5
Industrial Ecosystems, Inc.      757,000           Indirect (2)         2.2
450 Dondee Way, Suite 10
                         Pacifica, CA 94044

Steven C. Justus                 396,000           Direct               1.1
Industrial Ecosystems, Inc.    1,500,000           Options (3)          4.3
450 Dondee Way, Suite 10
                    Pacifica, CA 94044

Officers and Directors:

Name and Address             Number of Shares  Nature of Ownership  % of Class
----------------             ----------------  -------------------  ----------

Tom Jarnagin                               -see above-

Magaly Bianchini                 685,888           Direct               2.0
                                   Industrial Ecosystems, Inc.
450 Dondee Way, Suite 10
Pacifica, CA 94044

Steven C. Justus                           -see above-
--------------------------------

(1) Represents 833,333 shares held of record by Four C's Development, LLC, an entity controlled by John P. Crowe, and 160,000 shares held of record by the minor children of John P. Crowe. Should JFJ exercise its right to sell, or the Company exercise its right to acquire JFJ's membership interest in the JV, JFJ will receive additional shares and options to purchase additional shares of the Company's Common Stock, and John Crowe may be deemed to have indirect beneficial ownership of such shares.

(2) Represents 20,000 shares held of record by Tom Jarnagin as Trustee for his minor daughter, and 1,057,000 shares held of record by Francine Jarnagin, Tom Jarnagin's spouse.

(3) Options received for consulting services.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

Name               Age     Position              Held Position Since
----               ---     --------              -------------------

Tom Jarnagin        57     President/Director       April 1999
Magaly Bianchini    43     Director                 April 1999
Steven C. Justus    40     Director                 April 1999

      The term of office of each director is one year and until his or her successor is elected at the Registrant's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information

     Set forth below is certain biographical information with respect to each of the Registrant's officers and directors.

     Tom Jarnagin - Until December 1995, Mr. Jarnagin, age 57, was the General Manager in charge of Coal Operations for the Burlington Northern Railroad Company. Since 1995, he has been involved in real estate development and new business development as an independent investor and consultant. Mr. Jarnagin earned a B.A. in economics from the University of Denver in 1967. He received awards as Outstanding Safety Leader from Burlington Northern in 1993 and 1995. He has been active in various community service and charitable organizations such as the Lincoln, Nebraska Chamber of Commerce, Leadership Lincoln, and the United Way.

     Magaly Bianchini - Since 1986, Ms. Bianchini, age 43, is a residential real estate developer. She is currently employed by Leader Capital Corporation, a publicly traded company specializing in residential development and home building in Ontario and Quebec. Ms. Bianchini is an officer and director of Leader Capital Corporation, which is listed on the Canadian Dealing Network under the symbol LEDR. Ms. Bianchini earned a B.A. in political science and philosophy from the University of Toronto in 1977. She is a partner in Diamante Development Corporation, developers of various condominium projects in Toronto. She is managing partner for a commercial/residential project in Gatineau, Quebec, and has been responsible for all aspects of project administration, including planning, development and sales. Ms. Bianchini is also a board member of Senior Living Management, a company which owns and operates retirement homes across Canada.

     Steven Justus - Since 1993, Steven Justus, age 40, has been President and Owner of Steven C. Justus, Inc., a floor execution and brokerage firm at the Chicago Mercantile Exchange, where he has been a member since 1988. Mr. Justus also acts as an independent consultant for the brokerage industry.
From 1995 to 1997, Mr. Justus was a director of Stellaris Financial Services, serving on the Executive Committee which formed company strategy. In 1995, he was a director of Trine, Ltd., for which he formulated trading strategies, raised funds and trained marketers. Mr. Justus holds a B.S. degree in Human

Resource Management from Drake University. He is a former member of both the Chicago Board of Trade and the Chicago Board Options Exchange. Mr. Justus holds six securities industries licenses.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998 the end of the Registrant's last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                           Long Term Compensation
                                                           ----------------------

                     Annual Compensation                        Awards       Payouts
                                              Other      Restricted
Name and                                      Annual      Stock     Options  LTIP     All other
Principal Position Year  Salary     Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----  ------     -------- ------------ ------   -------  ------  ------------
Walter Kolbe        1998 $ 103,002   -0-       -0-         -0-      -0-      -0-       -0-
President           1997 $  28,037   -0-       -0-         -0-      -0-      -0-       -0-
                    1996 $ -0-       -0-       -0-         -0-      -0-      -0-       -0-

Gerard Amlin        1998 $ 131,152   -0-       -0-         -0-      -0-      -0-       -0-
Vice-President      1997 $  17,298   -0-       -0-         -0-      -0-      -0-       -0-
                    1996 $  26,440   -0-       -0-         -0-      -0-      -0-       -0-


Additional Executive Compensation

     Tom Jarnagin, the Company's President, will be employed by the Company as an employee-at-will, beginning April 19, 1999, at a salary of $5,000 per month (pro-rata in the first month), plus a quarterly performance bonus of up to $15,000 per quarter based on meeting certain per share earnings criteria set forth in the operating plan currently being prepared. Mr. Jarnagin's compensation includes management responsibilities for ROP. The Company has no other employment agreements with members of management and or any other personnel. All employees are treated as employees-at-will. The Company reimburses each officer for expenses incurred in connection with the Company's business.

Board Compensation

     As of December 31, 1998, the Company's directors receive no compensation for attendance at board meetings. Subsequent to December 31, 1998, the Company's directors have adopted a resolution providing for the payment of $1,000 to each director per meeting attended up to a maximum of $1,000 per quarter or $4,000 per year. In addition, board members will be reimbursed for all reasonable out-of-pocket expenses incurred by them in connection with their attendance at the board meetings.

Options/SAR Grants in Last Fiscal Year

     No individual grants of stock options (whether or not in tandem with SARs), or freestanding SARs were made during the last completed fiscal year to any of the named executive officers.

Bonuses and Deferred Compensation

     There are no compensation plans or arrangements, including payments to be received from the Company, with respect to any person named as a director, executive officer, promoter or control person above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities.

Compensation Pursuant to Plans

     Effective March 19, 1999, the Board of Directors of the Company approved the terms of the 1999 Stock Option and Award Plan (the "Award Plan"). The Award Plan was approved by the stockholders of the Company at a Special Meeting on April 19, 1999. As of the date of this filing, no awards have been made under this plan.

     The following summary of the Award Plan is qualified in its entirety by the specific provisions of the Award Plan.

Award Plan Summary

     The Board of Directors of the Company believes that it is important that employees and other individuals who contribute to the success of the Company have a stake in the enterprise as shareholders. Consistent with this belief, the award of stock options has been and will continue to be an important element of the Company's compensation program.

     The Award Plan is intended to (a) attract competent directors, executive personnel, and other employees, (b) the retention of the services of existing directors, executive personnel, and employees, and (c) provide incentives to all of such personnel to devote the utmost effort and skill to the advancement and betterment of the appropriate corporation by permitting them to participate in ownership and thereby permitting them to share in increases in the value which they help produce.

     The Award Plan is to be administered either by the Board of Directors or by a committee (the "Committee") to be appointed from time to time by such Board of Directors. Awards granted under the Award Plan may be incentive stock options ("ISOs") as defined in the Internal Revenue Code of 1986, as amended (the "Code"), appreciation rights, options which do not qualify as ISOs, or stock bonus awards which are awarded to employees, including officers and directors, who, in the opinion of the board or the Committee, have contributed, or are expected to contribute, materially to the success of the Company. In addition, at the discretion of the Board of Directors or the Committee, options or bonus stock may be granted to individuals who are not employees but contribute to the success of the Company.

     The exercise price of options granted under the Award Plan will be based on the fair market value of the underlying Common Stock at the time of grant and, in the case of ISOs may not be less than 100% of the fair market value of such capital stock on the date the option is granted (110% of the fair market value in the case of 10% stockholders). Options granted under the Award Plan shall expire no later than ten years after the date of grant (five years in the case of ISOs granted to 10% stockholders). The option price may be paid by cash or, at the discretion of the Board of Directors or Committee, by delivery of a promissory note or shares of Common Stock of the Company already owned by the optionee (valued at their fair market value at the date of exercise), or a combination thereof.

     All of the employees, officers, and directors of the Company are eligible to participate under the Award Plan. A maximum of 3,000,000 shares are available for grant under the Award Plan. The identification of individuals entitled to receive awards, the terms of the awards, and the number of shares subject to individual awards, are determined by the Board of Directors or the Committee, in their sole discretion: provided, however, that in no event may the aggregate fair market value of shares for which an ISO is first exercisable in any calendar year by any eligible employee exceed $100,000.

     The aggregate number of shares with respect to which options or stock awards may be granted under the Award Plan, the number of shares covered by each outstanding option, and the purchase price per share, shall be adjusted for any increase or decrease in the number of issued shares resulting from a recapitalization, reorganization, merger, consolidation, exchange of shares, stock dividend, stock split, reverse stock split, or other subdivision or consolidation of shares.

     The Board of Directors or the Committee may from time to time alter, amend, suspend, or discontinue the Award Plan with respect to any shares as to which options or stock awards have not been granted. However, no such alteration or amendment (unless approved by the stockholders) shall (a) increase (except adjustment for an event of dilution) the maximum number of shares for which options or stock awards may be granted under the Award Plan either in the aggregate or to any eligible employee; (b) reduce (except adjustment for an event of dilution) the minimum option prices which may be established under the Award Plan; (c) extend the period or periods during which options may be granted or exercised; (d) materially modify the requirements as to eligibility for participation in the Award Plan; (e) change the provisions relating to events of dilution; or (f) materially increase the benefits accruing to the eligible participants under the Award Plan.

Certain Tax Matters

     For tax purposes, a participant to whom a non-qualified option is granted will not realize income at the time of the grant if the exercise price is equal to the then current market price. Upon exercise of the option, the excess of the fair market value of the stock on the date of exercise over the exercise price will be taxable to the optionee as ordinary income. The tax basis to the optionee for the stock acquired is the exercise price plus the amount recognized as income. The Company will be entitled to a deduction equal to the amount of the ordinary income realized by the optionee in the taxable year which includes the end of the optionee's taxable year in which he realizes the ordinary income. When shares acquired pursuant to the exercise of the option are disposed of, the holder will realize additional capital gain or loss equal to the difference between the sales proceeds and his or her tax basis in the stock.

     If a participant to whom an option is granted exercises such option by payment of the exercise price in whole or in part with previously owned shares, the optionee will not realize income with respect to the number of shares received on exercise which equals the number of shares delivered by the optionee. The optionee's basis for the delivered shares will carry over to the option shares received. With regard to the number of non-qualified option shares received which exceeds the number of shares delivered, the optionee will realize ordinary income at the time of exercise; the optionee's tax basis in these additional option shares will equal the amount of ordinary income realized plus the amount of any cash paid.

     Recipients of ISOs will not be required to recognize income at the time of the grant of the options or at the time of exercise of the options as long as the stock received on exercise is held for at least two years from the date of the grant of the ISOs or one year from the date of exercise (although the difference between the fair market value of the stock and the exercise price paid at the time of exercise must be taken into account for alternative minimum tax purposes). If the stock received upon exercise of an ISO is disposed of prior to the expiration of either of such time periods, the optionee will be required to recognize as ordinary income the amount by which the fair market value of the stock received at the time of exercise exceeds the exercise price of the ISOs.

     Under the Award Plan, stock appreciation rights ("SARs") can be granted at the time an option is granted with respect to all or a portion of the shares subject to the related option. SARs can only be exercised to the extent the related option is exercisable and cannot be exercised for the six-month period following the date of grant, except in the event of death or disability of the optionee. The exercise of any portion of either the related option or the tandem SARs will cause a corresponding reduction in the number of shares remaining subject to the option or the tandem SARs thus maintaining a balance between outstanding options and SARs. SARs permit the holder to receive an amount (in cash, shares, or a combination of cash and shares, as determined by the Board of Directors at the time of grant) equal to the number of SARs exercised multiplied by the excess of the fair market value of the shares on the exercise date over the exercise price of the related options.

     Under the terms of the Award Plan, the Board of Directors or the Committee may also grant stock awards which may, at the discretion of the Board of Directors or Committee, be subject to forfeiture under certain conditions. Recipients of stock awards will realize ordinary income at the time of the lapse of any forfeiture provisions equal to the fair market value of the shares less any amount paid in connection with the issuance (the Board of Directors or the Committee can require the payment of par value at the time of the grant). The appropriate corporation will realize a corresponding compensation deduction. The holder will have a basis in the shares acquired equal to any amount paid on exercise plus the amount of any ordinary income recognized by the holder. On sale of the shares, the holder will have a capital gain or loss equal to the sale proceeds minus his or her basis in the shares.

Pension Table

     Not Applicable.

Other Compensation

     None.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others
---------------------------------------

     The information set forth below is provided by the Company based on what the Company believes may be material to the shareholders in light of all the circumstances of the particular case. The significance of the transactions disclosed may be evaluated by each shareholder after taking into account the relationship of the parties to the transactions and the amounts involved in the transactions.

     Since inception, the Company has made periodic cash disbursements and issued shares of its Common Stock to certain officers and directors of the Company, relatives of these officers and directors, and other companies controlled by these officers and directors, although some of those individuals are no longer officers or directors of the Company. Most of these disbursements have been made for services rendered or for payments related to construction of the Company's facilities and equipment. Any payments made that could not be substantiated have been recorded by the Company as additional compensation to those officers and directors.

     The Company has reserved and recorded possible contingent liabilities to individuals, some of whom are related to or associated with certain former officers and directors, who have made loans or advances to the Company and still claim they are owed, although the Company believes it issued shares of Common Stock in full and complete payment of these amounts. The Company has recorded a total of contingent liabilities at December 31, 1998 of $747,819. It is uncertain as to whether or not the amounts claimed to be owed will be paid in the future and the Company intends to vigorously contest any claim that is made. It is reasonably possible, however, that, despite the Company's belief that these contingent liabilities have been paid, the Company may have to pay all or a portion of these amounts and, therefore, management has recorded these possible debts as contingent liabilities.

     From time to time, the Company has also incorporated subsidiaries for the purpose of transacting business for a specific business purpose. These subsidiaries may have incurred various debts for which the Company could be deemed liable. The Company could also be construed to be liable for certain debts incurred by its former officers and directors that were intended to be personal debts. The Company is uncertain as to whether the potential creditors are holding the Company responsible for these debts. The Company believes that the provision for commitments and contingencies adequately covers the potential liabilities for which the Company may ultimately be held responsible.

     Walter Kolbe, the Company's former president, from time to time, received payments in the form of loans that have been repaid without interest. Mr. Kolbe also advanced funds to the Company from time to time in order for the Company to meet its ongoing needs. These advances were also repaid without interest. At December 31, 1998, there were no loans or advances outstanding.

     Restructure of Interest in ROP
     ------------------------------

     The Company, through its subsidiary, IEI Canada, owns a 50% membership interest in ROP. The other 50% membership interest is owned by JFJ Ecosystems L.L.C., a Missouri limited liability company, ("JFJ"), controlled by John Crowe, a 5% shareholder of the Company. The JV has been governed by a three person Board of Managers, two of whom were appointed by JFJ and one of whom was appointed by IEI Canada. Fred Rice and John Crowe serve as the two JFJ Managers, with John Crowe serving as the Chairman of the Board of Managers. Walter Kolbe, the Company's former President, was appointed by IEI Canada to serve as the Company's representative on the Board of Managers. That position is now occupied by Tom Jarnagin, the Company's current President.

     Due to the need for working capital for both the JV and the Company, JFJ, the Company, and IEI Canada restructured the JV to (a) provide for a quicker release of part of the funds escrowed pursuant to the Original JV Agreement;(b) establish a line of credit to the Company; (c) grant certain rights to the Company to acquire JFJ's membership interest in the JV; (d) grant certain rights to JFJ to sell its membership interest in the JV to the Company; (e) obtain releases from JFJ and its members of any and all claims against the Company, IEI Canada, the Company's subsidiaries, their affiliates and officers and directors and shareholders for any misrepresentations made to induce JFJ to enter into the Original JV Agreement; and (f) grant to the Company of a right to first refusal on JV borrowing.

     IEI Canada and JFJ restructured the Original JV Agreement to provide for the release of $250,000 of the $1,000,000 escrow to meet immediate cash flow needs of the JV. The remaining $750,000 was then loaned by JFJ to the Company through the establishment of a line of credit. Following the restructuring, JFJ became an equal 50% member of the JV with IEI Canada and IEI Canada's option to reduce JFJ's membership interest to 19%, was terminated.

     The Line of Credit
     ------------------

     JFJ has extended a $750,000 line of credit to the Company. The line of credit bears interest at 6% per annum until December 31, 2000, at which time all principal advanced under the line of credit, and any interest accrued thereon, will be due and payable in full. As security for the line of credit, the Company caused IEI Canada to pledge as security IEI Canada's 50% membership interest in the JV. If the line of credit is not timely repaid in full, IEI Canada's membership interest in the JV shall be conveyed to JFJ in satisfaction of the line of credit, thus making JFJ the 100% owner of the JV.

     The Company's Right to Acquire JFJ's Membership Interest in the JV
     ------------------------------------------------------------------

     The Company has the right on or prior to December 31, 2000 (the line of credit due date) to acquire JFJ's 50% membership interest in the JV by issuing to JFJ shares of the Company's restricted Common Stock in exchange for JFJ's membership interest in the JV (the "Acquisition Rights"). The following are conditions that must be fulfilled prior to the Company's exercise of its Acquisition Rights:

     (a) Repayment to JFJ of the outstanding principal and accrued interest on the line of credit;

     (b) Issuance to JFJ of that number of shares of the Company's restricted Common Stock that represents one-half (1/2) of the issued and outstanding shares (all classes) in the Company as of December 31, 1998. The issuance of the shares to JFJ would give JFJ ownership of approximately one-third (1/3) of the Company's issued and outstanding shares of Common Stock, not including other shares independently owned by JFJ, if any. The percentage ownership ultimately held by JFJ could be subject to dilution by the issuance of any additional shares of Common Stock after the date of the restructuring;

     (c) Issuance of JFJ of options to purchase 2,065,500 shares of the Company's Common Stock at $0.225 per share for a term of five (5) years. These options preserve JFJ from dilution by way of the exercise of 4,131,000 outstanding options at an exercise price of $.225. Upon exercise of the Company's Acquisition Rights, the Company will grant JFJ options equal to one-half (1/2) of all options granted by the Company after December 31, 1998 and to the date of exercise of the Acquisition Rights. Such options will be granted to JFJ on substantially similar terms as are extended to other option holders. These options are intended to preserve JFJ from subsequent dilution through the granting of options and will be construed accordingly.

     (d) Execution by the Company and JFJ of a Registration Rights Agreement by which the Company agrees to register the restricted stock issued to JFJ in the Acquisition upon JFJ's request;

     (e) The Company shall complete and file with the Securities and Exchange Commission a Form 10-SB, General Form for Registration of Securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and file any other periodic reports required to be filed under Section 13 or 15(d) of the Exchange Act (the "Periodic Reports").

     (f) The Company's Board of Directors will be duly authorized and elected pursuant to a vote of the Company's shareholders at a Special or Annual Meeting of the Company's shareholders; and

     (g) Following the exercise of the Acquisition Rights, the surviving company will affirm and agree to assume any JV obligations to either JFJ or the Company or third parties, including but not limited to, the $50,000 notes to the Company and JFJ, and the $100,000 note to John P. Crowe & Co. These notes or other obligations are to be paid in accordance with their terms.

     JFJ's Right to Sell its Membership Interest in the JV to the Company
     --------------------------------------------------------------------

     JFJ has the right on or prior to December 31, 2000 to sell its 50% membership interest in the JV to the Company through a share exchange, wherein the Company would issue to JFJ shares of the Company's restricted Common Stock in exchange for JFJ's membership interest in the JV (the "Sale Rights"). In consideration for JFJ exercising its Sale Rights, JFJ shall receive that number of shares of the Company's restricted Common Stock that represents one half (1/2)of the issued and outstanding shares of the Company at December 31, 1998. The method of exact determination of the number of shares and options issued hereunder is the same as described in the preceding paragraph. The shares would be subject to the same Registration Rights Agreement discussed above.

     The following are conditions that must be fulfilled prior to JFJ's exercise of its Sale Rights:

     (a) JFJ will forgive the outstanding principal and accrued interest borrowed by the Company under the line of credit or assign its interest as the Creditor in the line of credit to the JV prior to exercising its Sale Rights, whichever it may so elect;

     (b) If not previously paid in full, JFJ and John P. Crowe & Co. will not be required to forgive any outstanding loan balances to the JV which loan balances shall be repaid by the JV or surviving company in accordance with their terms; provided, however, that JFJ will release its security interest in the JV assets.

     JFJ's Right of First Refusal to Participate in Future Debt or Equity
     --------------------------------------------------------------------
     Financing
     ---------

     The Company has granted JFJ a right of first refusal on any public offering or private placement of any debt or equity securities or other capital sourcing which could result in the issuance of The Company's securities. JFJ's right of first refusal shall be a ten (10) day right of first refusal on the same terms and conditions as are offered to the third party interested in investing in or lending to The Company. The right of first refusal shall extend until December 31, 2000. JFJ can assign its right of first refusal to John P. Crowe & Co. or another related entity or person in its sole discretion.

     The Company's Right of First Refusal on JV Borrowing
     ----------------------------------------------------

     The Company has the right of first refusal to provide financing to the JV through December 31, 2000. Before borrowing any money from a third party or a related entity, the JV shall provide notice of a bona fide financing proposal specifying the terms and security that will govern the borrowing, including the proposed lender. The Company has the right to lend the money to the JV on the terms proposed by providing the JV notice of acceptance within ten (10) days of receipt of the proposal. The JV shall be free to borrow on the proposed terms from the proposed lender absent timely receipt of the notice of acceptance from The Company.

     Consent and Approval by the Company's Shareholders
     --------------------------------------------------
     At the request of JFJ, prior to the signing of the definitive agreements members of management and disinterested principal shareholders who, collectively, hold in excess of 51% of the Company's issued and outstanding shares provided the Company with their written consent to the terms of the agreements. The Agreements were ratified by a majority of all the Shareholders at a Special Meeting of the Shareholders on April 19, 1999.

ITEM 8. DESCRIPTION OF SECURITIES

General
-------

     The Registrant is authorized to issue one hundred million shares of common stock, par value $0.001 per share (the "Common Stock")and twenty-five million shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). The Company has 33,596,906 shares of Common Stock and no shares of Preferred Stock issued and outstanding at March 19, 1999.

Common Stock
------------

     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Registrant's bylaws provide that a majority of the issued and outstanding shares of the Registrant constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Registrant have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Registrant, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Registrant seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Preferred Stock
---------------

    The authority to issue the Preferred Stock is vested in the board of directors of the Company, which has authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights, preferences, or other variations of each class or series within each class which the Company is authorized to issue. The above described authority of the Board of Directors may be exercised by corporate resolution from time to time as the Board of directors sees fit.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     To the best of the Company's knowledge, there is no "established trading market" for the Company's common stock. At March 19, 1999, the Company's common stock was quoted on the NASD's OTC Bulletin Board under the symbol "IECS". The table below sets forth, for the respective periods indicated, the prices of the Company's common stock in the over-the-counter market as reported by the NASD's OTC Bulletin Board. The bid prices represent inter-dealer quotations, without adjustments for retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Fiscal Year Ended December 31, 1997      High Bid         Low Bid
-----------------------------------      --------         --------

First Quarter                            $0.37            $0.08
Second Quarter                           $0.13            $0.04
Third Quarter                            $0.17            $0.06
Fourth Quarter                           $0.35            $0.11

Fiscal Year Ended December 31, 1998      High Bid         Low Bid
-----------------------------------      --------         --------

First Quarter                            $0.31            $0.13
Second Quarter                           $0.94            $0.19
Third Quarter                            $0.81            $0.31
Fourth Quarter                           $0.38            $0.13

Fiscal Year Ended December 31, 1999      High Bid         Low Bid
-----------------------------------      --------         --------

First Quarter                            $0.20            $0.15

     As of March 19, 1999 there were approximately 400 shareholders of record of the Company's common stock and the reported bid or asked prices for the Company's common stock was $0.165 and $0.18, respectively.

     As of March 19, 1999, the Company has issued and outstanding 33,596,906 of common stock.

Dividend Policy
---------------

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Transfer Agent
--------------

     As of April 1, 1999, the transfer agent for the Company's common stock is Atlas Stock Transfer, 5899 South State Street, Salt Lake City, Utah 84107.
The Company's transfer agent for the prior year was American Transfer and Trust, Inc., 1172 South Dixie Highway, Suite 448, Coral Gables, Florida 33146.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is involved in litigation with 54GO Products, a New Mexico limited liability company ("54GO"), regarding an open account and a distribution agreement between 54GO and the Company's subsidiary Environmental Protection Company, a New Mexico corporation ("EPC"). 54GO filed a complaint in July 1997 in the Eleventh District Court of San Juan County, New Mexico, alleging that the Company owed money on an open account for products delivered by 54GO to EPC, and also for products to be delivered pursuant to the distribution agreement. In August 1997, the Company filed an answer to the complaint in which the Company contends that the products delivered by 54GO were not ordered by EPC, that EPC specifically requested the products not be delivered, and that 54GO refused to take the products back. The Company also contends that the distribution agreement was breached by 54GO before it became operational and that any obligation to purchase products under the agreement was negated by the failure of conditions precedent. The dispute is still in the discovery stage and no trial date has been set. The total amount in dispute is approximately $75,000.

     On March 17, 1999, the Company received a letter from Canadian counsel threatening litigation on behalf of Diamond Measure, Inc., a Canadian corporation with which the Company engaged in discussions about a possible acquisition during 1994. The negotiations were never consummated, and no contract was ever signed. The letter of March 17, 1999 refers to a potential suit for performance under a contract or, alternatively, an action for breach of contract and detrimental reliance. Because no agreement was ever reached and no written contract signed, the Company believes that the threatened action is without merit. As of the date of this filing, the Company has not received notice of any action. Therefore, the Company cannot speculate about the potential amount of the claim, which, in any case, the Company believes will be promptly dismissed.

     On April 13, 1999, ROP received a letter from Canadian counsel representing Middlemarch Farms, Ltd., a Canadian company ("Middlemarch"), claiming a security interest in certain property transferred to ROP from IEI Canada in March 1998 as part of the transaction creating the JV. This claimed security interest was purportedly created in 1992, in connection with a loan transaction between Middlemarch and a precursor company to a former IEI Canada subsidiary.

     The claim is apparently based on the premise that there are monies owing to Middlemarch. The Company believes that the debt was fully satisfied in April 1996 through an agreement between the Company and Middlemarch converting debt to equity, represented by the Company's issuance to Middlemarch of 400,000 shares of the Company's common stock, plus cash payment of all outstanding interest.

     If Middlemarch proceeds with its claim, the Company may be involved in litigation in regards to the circumstances surrounding the creation of the claimed security interest and the payment of the debt. To date, the Company has seen no evidence of such security interest.

     The Company believes that the debt on which the claimed security interest is based has been fully satisfied. In addition, the Company has seen no evidence that such a security interest was ever created. Therefore, the Company believes that this threatened claim has no merit.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      The Registrant has not changed nor had any disagreements with its independent certified accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     With respect to the following discussion relating the to recent issuance of unregistered securities, all share amounts give effect to a 3-for-2 reverse split of the Company's issued and outstanding shares effective April 30, 1998.

     In 1998, the Company issued 2,865,701 shares of Common Stock in a private placement for cash at an average price of $0.35 per share to certain investors. No underwriter or placement agent was used by the Company and no commissions were paid. No general advertising or solicitation was used in connection therewith.

     In 1998, the Company issued 5,341,330 shares of Common Stock to certain creditors of the Company for conversion of outstanding indebtedness at an average price of $0.16 per share.

     In 1998, the Company issued 99,999 shares of Common Stock to various individuals for professional services relating to the Company's business plan and providing technical services. The value for the services was placed at an average of $0.21 per share. No cash consideration was received by the issuer and the aggregate offering price for the securities (approximately $21,000) was determined to be the fair market value for the consulting services provided. None of the purchasers were officers and/or directors of the issuer at the time of issuance of the securities or currently hold such positions with the issuer.

     In 1997, the Company issued 3,533,335 shares of Common Stock for cash in a private placement at an average price of $0.21 per share to certain investors. No underwriter or placement agent was used by the Company and no commissions were paid. No general advertising or solicitation was used in connection therewith.

     In 1997, the Company issued 2,188,143 shares of Common Stock to various individuals for professional and consulting services relating to conducting market research, development of the Company's marketing research and business plan, and providing legal and technical services. The value for the services provided was placed at an average of $0.18 per share. No cash consideration was received by the issuer and the aggregate offering price for the securities (approximately $394,000) was determined to be the fair market value for the consulting services provided. None of the purchasers were officers and/or directors of the issuer at the time of issuance of the securities or currently hold such positions with the issuer.

     In 1997, the Company issued 2,163,917 shares of Common Stock in exchange for the conversion of 2,163,917 shares of Class-A Special Shares of IEI Canada which were issued in connection with: a Global Share Purchase Agreement executed by and between Industrial Ecosystems, Inc., ITE Ecosystems, Inc., and ITE Ecosystems, Inc. shareholders; and a Share Exchange Agreement executed by and between Industrial Ecosystems, Inc., ITE Ecosystems, Inc. shareholders and IEI, Canada, Inc., both dated June 28, 1994. The above Agreements were executed to effect the purchase of all the outstanding shares of ITE Ecosystems, Inc. common stock. Each ITE shareholder executed an individual Share Purchase Agreement in which each share of ITE common stock was exchanged for a designated number of shares of IEI, Canada "Special Class A" shares. In addition, each ITE shareholder received a warrant permitting the exchange of the IEI, Canada "Special Class A" shares for an equal number of Industrial Ecosystems, Inc. shares at any time until 2015. A total of 4,000,000 Special Class A shares were issued. At December 31, 1998, 324,390 shares were outstanding that are convertible at the holder's option into 254,573 shares of the Company's Common Stock.

     In 1996, the Company issued 538,499 shares of Common Stock for cash in a private placement at an average price of $0.70 per share to certain investors. No underwriter or placement agent was used by the Company and no commissions were paid. No general advertising or solicitation was used in connection therewith.

     In 1996, the Company issued 1,159,295 shares of Common Stock to various individuals for professional and consulting services relating to conducting market research, development of the Company's marketing research and business plan, and providing legal and technical services. The value for the services provided was placed at an average of $0.76 per share. No cash consideration was received by the issuer and the aggregate offering price for the securities (approximately $881,695) was determined to be the fair market value for the consulting services provided. None of the purchasers were officers and/or directors of the issuer at the time of issuance of the securities or currently hold such positions with the issuer.

     In 1996, the Company issued 4,613,340 shares of Common Stock to certain creditors of the Company for conversion of outstanding indebtedness at an average price of $0.87 per share.

     In 1996, the Company issued 333,335 shares of Common Stock in connection with negotiations with certain individuals and companies for acquisitions or business deals which were never consummated at an average price of $0.78 per share.

     In 1996, the Company issued 2,734 shares of Common Stock in to certain individuals in lieu of salary at an average value of $0.59 per share.

     In 1996, the Company issued 366,667 shares in a private placement to certain individuals from whom consideration was never received at an average price of $0.60 per share. The certificates representing these shares have subsequently been canceled and a corresponding adjustment to shareholders' equity has been made to reflect the cancellation.

     In 1996, the Company issued 221,370 shares of Common Stock in exchange for the conversion of 221,370 shares of Class-A Special Shares of IEI Canada which were issued in connection with: a Global Share Purchase Agreement executed by and between Industrial Ecosystems, Inc., ITE Ecosystems, Inc., and ITE Ecosystems, Inc. shareholders; and a Share Exchange Agreement executed by and between Industrial Ecosystems, Inc., ITE Ecosystems, Inc. shareholders and IEI, Canada, Inc., both dated June 28, 1994. The above Agreements were executed to effect the purchase of all the outstanding shares of ITE Ecosystems, Inc. common stock. Each ITE shareholder executed an individual Share Purchase Agreement in which each share of ITE common stock was exchanged for a designated number of shares of IEI, Canada "Special Class A" shares. In addition, each ITE shareholder received a warrant permitting the exchange of the IEI, Canada "Special Class A" shares for an equal number of Industrial Ecosystems, Inc. shares at any time until 2015. A total of 4,000,000 Special Class A shares were issued.

     Securities issued in the foregoing transactions were issued in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), set forth in
Section 3(b) and/or Section 4(2) of the Securities Act and the regulations promulgated thereunder.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 16-10a-901 through 909 of the Utah Revised Business Corporation Act provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Utah Revised Business Corporation Act.

     The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 PART F/S
               FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Company's consolidated balance sheets of Industrial Ecosystems, Inc. and Subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

                  INDEPENDENT AUDITORS' REPORT


The Board of Directors
Industrial Ecosystems, Inc. and Subsidiaries
Pacifica, California


We have audited the accompanying consolidated balance sheet of Industrial Ecosystems, Inc. and Subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrial Ecosystems, Inc. and Subsidiaries as of December 31, 1998, and the consolidated results of their operations and their cash flows for the years ended
December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company has suffered recurring losses to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in
Note 10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.





Jones, Jensen & Company
Salt Lake City, Utah
February 19, 1999

                INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheet


                                   ASSETS
                                   ------
                                                            December 31,
                                                                1998
                                                            ------------
CURRENT ASSETS

   Cash and cash equivalents                              $       12,552
   Restricted cash (Note 1)                                       40,669
   Accounts receivable (Note 1)                                   35,079
                                                                  ------

     Total Current Assets                                         88,300
                                                                  ------

PROPERTY AND EQUIPMENT (Net) (Notes 1 and 2)                     275,973
                                                                 -------

OTHER ASSETS

   Investment in joint venture (Note 6)                             -
   Deposits                                                       10,740
                                                                  ------

     Total Other Assets                                           10,740
                                                                  ------

     TOTAL ASSETS                                          $     375,013
                                                                 =======


The accompanying notes are an integral part of these consolidated financial statements.

               INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
                 Consolidated Balance Sheet (Continued)


              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
              ----------------------------------------------

                                                             December 31,
                                                                 1998
                                                             ------------

CURRENT LIABILITIES

   Accounts payable                                          $    356,890
   Accrued expenses (Note 4)                                      323,755
   Unearned revenue (Note 1)                                       21,666
   Due to related party (Note 3)                                   14,286
   Notes payable, current portion (Note 5)                         85,902
                                                                  -------

     Total Current Liabilities                                    802,499
                                                                  -------

LONG-TERM DEBT

   Notes payable (Note 5)                                         157,405
                                                                  -------

     Total Long-Term Debt                                         157,405
                                                                  -------

     Total Liabilities                                            959,904
                                                                  -------

COMMITMENTS AND CONTINGENCIES (NOTE 7)                            747,819
                                                                  -------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock; 100,000,000 shares authorized of $0.001
    par value, 33,596,906 shares issued and outstanding            33,597
   Additional paid-in capital                                  21,116,770
   Currency translation adjustment                                 38,419
   Accumulated deficit                                        (22,521,496)
                                                               ----------

     Total Stockholders' Equity (Deficit)                      (1,332,710)

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)    $    375,013
                                                               ==========


The accompanying notes are an integral part of these consolidated financial statements.

               INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
                  Consolidated Statements of Operations

                                                    For the Years Ended
                                                        December 31,
                                                      1998         1997
                                                    ---------    ---------

REVENUES

   Net sales                                       $  626,545   $  569,983
   Direct costs                                       405,787      360,569
                                                      -------      -------
     Gross Profit                                     220,758      209,414
                                                      -------      -------
EXPENSES

   General and administrative                       1,586,049    2,042,502
   Depreciation and amortization                      108,677      202,017
                                                    ---------    ---------
     Total Expenses                                 1,694,726    2,244,519
                                                    ---------    ---------
     Loss From Operations                          (1,473,968)  (2,035,105)
                                                    ---------    ---------
OTHER INCOME (EXPENSE)

   Other income                                        95,118          300
   Interest income                                      1,362           59
   Interest expense                                   (40,236)     (78,835)
   Bad debt expense                                   (19,802)      (7,325)
   Loss on investment in joint venture               (353,117)        -
   Loss on disposition of assets                     (104,106)     (36,798)
                                                      -------       ------
     Total Other Income (Expense)                    (420,781)    (122,599)
                                                      -------      -------
NET LOSS                                           (1,894,749)  (2,157,704)
                                                    ---------    ---------
OTHER COMPREHENSIVE INCOME

   Foreign currency adjustments                        14,664       23,755
                                                       ------       ------
NET COMPREHENSIVE LOSS                             $1,880,085)  $2,133,949)
                                                    =========    =========
BASIC LOSS PER SHARE                               $    (0.06)  $    (0.10)
                                                         ====         ====
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                30,111,107   22,262,795
                                                   ==========   ==========
FULLY DILUTED LOSS PER SHARE                       $    (0.06)  $    (0.10)
                                                         ====         ====
FULLY DILUTED WEIGHTED AVERAGE
 NUMBER OF SHARES OUTSTANDING                      33,636,055   22,517,368
                                                   ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

                 INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
           Consolidated Statements of Stockholders' Equity (Deficit)

                                                        Additional     Currency
                                     Common Stock         Paid-In     Translation    Accumulated
                                 Shares       Amount      Capital      Adjustment      Deficit
                               ----------     ------     ----------    ----------     ----------
Balance, December 31, 1996      17,404,481    $17,405    $17,759,504    $     -      $(18,469,043)

Common stock issued for cash
 at an average price of $0.21
 per share                      3,533,335      3,533        726,467          -              -

Conversion of  IEI Canada, Inc.
 Class A-special shares into
 IEI common shares (Note 8)     2,163,917      2,164         (2,164)         -              -

Common stock issued for
 services rendered at an
 average price of $0.18 per
 share                          2,188,143      2,188        384,602          -              -

Additional capital contributed       -          -            12,143          -              -

Currency translation adjustment      -          -              -           23,755           -

Net loss for the year ended
 December 31, 1997                   -          -              -             -        (2,157,704)
                               ----------    -------     ----------        ------     ----------
Balance, December 31, 1997     25,289,876     25,290     18,880,552        23,755    (20,626,747)

Common stock issued for cash
 at an average price of $0.35
 per share                      2,865,701      2,866        998,056          -              -

Common stock issued in lieu
 of debt at an average price
 of $0.16 per share             5,341,330      5,341        830,726          -              -

Common stock issued for
 services rendered at an
 average of $0.21 per share        99,999        100         21,325          -              -

Additional capital contributed       -          -           386,111          -              -

Currency translation adjustment      -          -              -           14,664           -

Net loss for the year ended
 December 31, 1998                   -          -              -             -        (1,894,749)
                               ----------     ------     ----------        ------     ----------
Balance, December 31, 1998     33,596,906    $33,597   $ 21,116,770       $38,419   $(22,521,496)
                               ==========     ======     ==========        ======     ==========

The accompanying notes are an integral part of these consolidated financial statements.

                 INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
                    Consolidated Statements of Cash Flows

                                                 For the Years Ended
                                                     December 31,
                                                  1998           1997
                                               -----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                    $(1,894,749)  $(2,157,704)
   Adjustments to reconcile net loss to
    net cash used by operating activities:
     Depreciation and amortization                 108,677       202,017
     Stock issued for services                      21,425       386,790
     Loss on investment in joint venture           305,117          -
     Loss on disposition of assets                 104,106        36,798
   Changes in assets and liabilities:
     (Increase) decrease in accounts receivable      6,318       (40,841)
     (Increase) decrease in deposits and
      prepaid expenses                             (10,740)       10,842
     (Increase) decrease in restricted cash        (40,669)         -
     Increase (decrease) in accounts payable       (82,952)      188,809
     Increase (decrease) in unearned revenue        21,666          -
     Increase (decrease) in accrued expenses       208,001        94,001
     Increase (decrease) in contingent
      liabilities                                     -           82,362
                                                 ---------     ---------
       Net Cash (Used) by Operating Activities  (1,253,800)   (1,196,926)
                                                 ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                        (41,283)     (424,398)
                                                    ------       -------

     Net Cash (Used) by Investing Activities       (41,283)     (424,398)
                                                    ------       -------

CASH FLOWS FROM FINANCING ACTIVITIES

   Principle payments on notes payable             (93,857)     (115,720)
   Cash received from notes payable                   -          983,396
   Capital contributions                           386,111        12,143
   Issuance of common stock for cash             1,000,922       730,000
                                                 ---------     ---------
     Net Cash Provided by Financing Activities   1,293,176     1,609,819


NET INCREASE (DECREASE) IN CASH                     (1,907)      (11,505)

CASH AT BEGINNING OF YEAR                           14,459        25,964
                                                    ------        ------
CASH AT END OF YEAR                             $   12,552    $   14,459
                                                    ======        ======

The accompanying notes are an integral part of these consolidated financial statements.

                INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
              Consolidated Statements of Cash Flows (Continued)

                                                 For the Years Ended
                                                     December 31,
                                                  1998           1997
                                               -----------    ----------

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

   Interest                                    $    67,223    $   25,448
   Income taxes                                $      -       $     -

NON-CASH FINANCING ACTIVITIES:

   Stock issued for services                   $    21,425    $  386,790
   Stock issued in conversion of debt
    to common stock                            $   836,067    $     -






The accompanying notes are an integral part of these consolidated financial statements.

                INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
               Notes to the Consolidated Financial Statements
                            December 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization

The consolidated financial statements presented are those of Industrial Ecosystems, Inc.(IEI) and its wholly-owned subsidiaries, Environmental Protection
Company (EPC), I.E.I. Canada, Inc. (IEI Canada) and 1297833 Ontario, Ltd. (Ontario). Collectively, they are referred to herein as the "Company". IEI was incorporated in January, 1994 through the acquisition of Agri World Development Corp., a dormant public company. Agri World Development Corp. later changed its name to Industrial Ecosystems, Inc. IEI is principally a holding company but pays operating expenses for the bioremediation business.

In March 1994, IEI acquired 100% of EPC in exchange for 7,017,300 shares of its outstanding common stock. At the time of this acquisition, IEI was essentially inactive. Also, the exchange of IEI's common stock for the common stock of EPC resulted in the former stockholders of EPC obtaining control of IEI. Accordingly, EPC became the continuing entity for accounting purposes, and the transaction was accounted for as a recapitalization of EPC with no adjustment to the basis of EPC's assets acquired or liabilities assumed. For legal purposes, IEI was the surviving entity. EPC is in the bioremediation business and operates principally in New Mexico.

EPC held a minority interest in Analytica Environmental Laboratory. Analytica Environmental Laboratory was later dissolved. Subsequently, EPC voluntarily chose to satisfy some of the outstanding payroll liabilities of Analytica Environmental Laboratory.

Effective June 30, 1994, IEI, through its wholly-owned subsidiary, IEI Canada, Inc. (a Canadian Corporation) acquired 100% of I.T.E. Ecosystems, Inc., Amlin Grain Roasting, Inc. and a minority interest in N-Viro Systems Canada, Inc. The operations of I.T.E. Ecosystems, Inc. and Amlin Grain Roasting, Inc. were discontinued during 1994. In September 1994, IEI incorporated three wholly-owned subsidiaries called RFP Management & Development Corp., ROP Management & Development Corp. and IEI Canada, Inc. In December of 1996, IEI incorporated a separate wholly-owned subsidiary called ROP Liquid Feed Corp. In March 1998, IEI created an entity (merger company) for the purpose of merging IEI Canada, Inc., ROP Liquid Feed Corp., ROP Management & Development Corp. and RFP Management & Development Corp. into that entity. At the same time, the merger company was merged into a new entity named IEI Canada, Inc. The assets and certain liabilities of all of these companies were assumed by ROP North America, LLC, a joint venture company formed in March, 1998 (see Note 6), and the companies operations were discontinued.

During 1998, IEI Canada, Inc. incorporated two separate wholly-owned subsidiaries called 1297833 Ontario, Ltd. and 1303873 Ontario, Ltd. 1297833 Ontario, Ltd. was organized to be in the bioremediation business. Neither 1297833 Ontario, Ltd. or 1303873 Ontario, Ltd. have had operations.

b.  Accounting Methods

The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year end.

              INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
             Notes to the Consolidated Financial Statements
                         December 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.  Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d.  Basic and Fully Diluted Loss Per Share

The computations of basic loss per share of common stock are based on the weighted average number of common shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of stock options and the IEI Canada Inc. class A-special shares, have not been included in the calculation as their effect is antidilutive for the periods presented. Stock options and IEI Canada, Inc. class A-special shares have been included in the fully diluted loss per share.

e.  Change in Accounting Principle

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" during the year ended December 31, 1998. In accordance with
SFAS No. 128, diluted earnings per share must be calculated when an entity has convertible securities, warrants, options, and other securities that represent potential common shares. The purpose of calculating diluted earnings (loss) per share is to show (on a pro forma basis) per share earnings or losses assuming the exercise or conversion of all securities that are exercisable or convertible into common stock and that would either dilute or not affect basis EPS. As permitted by SFAS No. 128, the Company has retroactively applied the provisions of this new standard by showing the fully diluted loss per common share for all years presented.

The Company also adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" during the year ended December 31, 1998. SFAS No. 130 established standards for reporting and display of comprehensive income (loss) and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has retroactively applied the provisions of this new standard by showing the other comprehensive income (loss) for all years presented.

f.  Unearned Revenue

The Company entered into a one-year consulting agreement with the JV (see Note
6) whereby the Company would receive a total of $200,000 for management consulting. During 1998, the Company received a payment of $100,000 under the consulting agreement. The balance was payable based on meeting certain performance standards. At December 31, 1998, the Company had not met the performance standards and was not entitled to the additional $100,000 under the consulting agreement. Because the term of the agreement went from March, 1998 to March, 1999, the Company had unearned revenue of $21,666 as of December 31, 1998.

                INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
               Notes to the Consolidated Financial Statements
                            December 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g.  Property and Equipment

Property and equipment is recorded at cost. Major additions and improvement are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as gain or loss on sale of equipment. Depreciation is computed using the straight-line method over the estimated useful life of the assets as follows:

                Description                 Estimated Useful Life
                ------------------------    ---------------------

                Furniture and fixtures         3 to 7 years
                Machinery and equipment        5 to 7 years
                Computers                      5 years
                Vehicles                       5 years
                Leasehold improvements        15 years
                Buildings                     15 years

h.  Restricted Cash

The Company holds a certificate of deposit with a Canadian bank in the amount of $40,669 which is being used as security and collateral on a demand note with the same bank. The cash cannot be withdrawn from the CD until after the demand note is paid in full.

I.  Accounts Receivable

Accounts receivable consists almost entirely of amounts due from a major oil company. Those outstanding invoices are considered to be fully collectible and no allowance for doubtful accounts has been recorded.

j.  Provision For Taxes

At December 31, 1998, the Company has an accumulated deficit of $22,521,496 which includes net operating loss carryforwards that may be offset against future taxable income through 2013. No tax benefit has been reported in the consolidated financial statements because the Company believes there is a 50% or greater chance the net operating loss carryforwards will not be used. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

k.  Principles of Consolidation

The consolidated financial statements include those of Industrial Ecosystems, Inc. and its wholly-owned subsidiaries.

All material intercompany accounts and transactions have been eliminated.

               INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
              Notes to the Consolidated Financial Statements
                          December 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l.  Statement of Cash Flows

For the Company's foreign subsidiary, (IEI Canada and its subsidiaries), the functional currency has been determined to be the local currency. Accordingly, assets and liabilities are translated at year-end exchange rates, and operating statement items are translated at average exchange rates prevailing during the year. The resultant cumulative translation adjustments to the assets and liabilities are recorded as a separate component of stockholders' equity. Exchange adjustments resulting from foreign currency transactions are included in the determination of net income (loss). Such amounts are immaterial for all years presented.

In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows, " cash flows from the Company's foreign subsidiaries are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

m.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

n.  Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1998:

     Furniture and fixtures                        $   35,535
     Machinery and equipment                          429,005
     Computers                                         14,875
     Vehicles                                          70,900
     Leasehold improvements                            10,340
     Building                                          14,905
     Land                                              31,561
                                                      -------
                                                      607,121
     Accumulated depreciation                        (331,148)
                                                      -------
     Net property and equipment                    $  275,973
                                                      =======

Depreciation expense for the years ended December 31, 1998 and 1997 was $108,677 and $202,017, respectively.

               INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
              Notes to the Consolidated Financial Statements
                          December 31, 1998


NOTE 3 - RELATED PARTY TRANSACTIONS

As of December 31, 1998, the Company owed $14,286 to an employee of the joint venture. This amount represents an advance made to the Company during 1996. The amount is non-interest bearing and due on demand.

The Company also has been involved in a number of related party transactions. The most significant of those transactions are summarized as follows:

The Company has made disbursements and issued shares of its common stock to certain officers and directors of the Company, relatives of these officers and directors and companies owned by these officers and directors, although those individuals are no longer officers or directors of the Company. Most of these funds have been paid for services rendered or for payments related to construction of the Company's facilities and equipment. Any payments made that could not be substantiated have been recorded by the Company as additional compensation to those certain officers and directors.

The Company's president, from time to time, received payments in the form of loans that have been repaid without interest. The Company's president also advanced funds to the Company from time to time in order for the Company to meet its ongoing needs. These advances were also repaid without interest.

The Company's transfer agent as of December 31, 1998, is controlled by a minority shareholder who has received options from the Company for consulting services. As of December 31, 1998, the Company owed its transfer agent a total of $25,000.
The minority shareholder has played a significant role in obtaining professional consulting, accounting and legal services for the Company in helping the Company try to become fully reporting with the SEC.

A former director of the Company has also controlled an entity that served as the
Company's transfer agent prior to the current transfer agent taking over.

NOTE 4 - ACCRUED EXPENSES

Accrued expenses as of December 31, 1998 consist primarily of accrued interest and unpaid payroll taxes, unemployment taxes, sales taxes and gross receipts taxes due both the federal and state taxing authorities. The Company has been delinquent on filing these tax forms and has unfiled taxes for both the 1997 and 1998 tax years. Reasonable interest and penalties have also been accrued as of December 31, 1998.

               INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
              Notes to the Consolidated Financial Statements
                          December 31, 1998


NOTE 5 - NOTES PAYABLE

Notes payable consisted of the following at December 31, 1998:

                                                              December 31,
                                                                  1998
                                                              ------------

SBA note payable to a bank, interest at prime + 3%
  per annum, requires monthly payments of $1,860
  plus interest, matures in December, 2005,
  secured by machinery, equipment and certificate
  of deposit.                                                 $    156,250

Note payable to a company, interest at 11.5% per
  annum, principle and interest of $ 5,002 due
  monthly, matures in June, 2000, secured by
  equipment.                                                        82,058

Other obligations                                                    4,999
                                                                  --------
Total Notes Payable                                                243,307
Less: Current Portion                                              (85,902)
                                                                  --------
Long-Term Notes Payable                                       $    157,405
                                                                  ========

The aggregate principal maturities of notes payable are as follows:

         Year Ended
        December 31,                     Amount
        ------------                   ---------
           1999                       $   85,902
           2000                           45,795
           2001                           22,320
           2002                           22,320
           2003                           22,320
           2004 and thereafter            44,650
                                         =======

           Total                      $  243,307
                                         =======

               INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
              Notes to the Consolidated Financial Statements
                         December 31, 1998


NOTE 6 - INVESTMENT IN JOINT VENTURE

During March, 1998, IEI Canada, Inc., a wholly-owned subsidiary of IEI, entered into a joint venture agreement with JFJ Ecosystems, Inc. to form ROP North America, LLC (the JV). The JV created a wholly-owned subsidiary called ROP North
America, Inc. (an Ontario Corporation) which became the operating entity. As of December 31, 1998, pursuant to a subsequent transaction, IEI Canada, Inc. has a 50% equity interest in the JV but does not have management control. The investment is being recorded under the equity method of accounting. Because of a significant first year loss of the JV, the investment is being recorded at
 $-0-
as of December 31, 1998. The Company has the right to acquire the remaining 50% interest in the JV on or prior to December 31, 2000 conditional on meeting certain requirements established by the JV.

The joint venture was established to transform organic by-product from commercial waste streams into livestock feed. This process is accomplished in part, through the joint venture's liquid feed system. The joint venture also raises approximately 3,000 hogs under contract. In addition, the hog farm is a beta-site for the joint venture's liquid feed products.

On March 20, 1998, the Company entered into an equipment lease agreement with the
JV whereby the JV has agreed to lease from the Company a certain liquid feed distribution system for $4,414 per month for a term of seven years.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

During 1997, the Company entered into a lease agreement for its office facilities in Pacifica, California effective May 1, 1997 and expiring May 1, 2000. The monthly rental payment is $2,350.

The Company also has reserved and recorded possible contingent liabilities to individuals who claim they are still owed although the Company issued shares of common stock in payment of the debts. The Company has recorded a total of contingent liabilities at December 31, 1998 of $747,819. It is currently uncertain as to whether or not the amounts will be paid in the future and management of the Company intends on vigorously contesting any claim that is made. It is reasonably possible, however, that the Company will have to pay the amounts and to be conservative, management has recorded these possible debts as contingent liabilities.

Management of the Company has also incorporated numerous subsidiaries over the past years with no real business purpose. These subsidiaries incurred various debts that the Company is being held liable for. The Company may also be responsible to cover certain debts incurred by the former officers and directors of the Company that were intended to be personal debts. Current management of the Company is uncertain as to whether the debtors are holding the Company responsible for these debts. Management believes that the provision for commitments and contingencies adequately covers the potential liabilities that the Company may be held responsible for.

There are also certain individuals and entities that claim they have lien rights on some or all of the Company's fixed assets. The Company may have secured the same assets to more than one individual or entity. Management of the Company is currently uncertain as to whether these individuals have a legitimate claim or the potential liability related to these claims.

              INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
             Notes to the Consolidated Financial Statements
                          December 31, 1998


NOTE 8 - CLASS A-SPECIAL SHARES

IEI Canada, Inc., a wholly-owed subsidiary of the Company (by virtue of voting rights and common stock shares), has 324,390 class A-special shares outstanding that are convertible at the holder's option into 254,573 shares of the Company's common stock. These shares have been included in additional paid-in capital of the Company until they are converted into IEI shares.

NOTE 9 - STOCK OPTIONS

On July 23, 1997, the Board of Directors agreed to issue an option to purchase 166,667 (post-split) shares of common stock at an exercise price of $0.15 per share to an entity that provided a loan to the Company.

On March 13, 1998, the Board of Directors agreed to issue options to various individuals who have provided and may continue to provide consulting and other services to the Company. Stock options for a total of 4,131,000 (post-split) shares of common stock were granted at an exercise price of $0.225 per share.

As of December 31, 1998, an aggregate of 4,297,667 options to purchase common shares were outstanding with exercise prices ranging from $0.15 to $0.225 per share. At the time the options were granted, the exercise price was equal to or greater than the prior 10 day average trading price of the Company's shares.

166,667 of the options will expire if not exercised by July 23, 2002 and 591,000 of the options will expire if not exercised by March 13, 2003. The remaining 3,540,000 options are "cashless" options and will expire if not exercised by March 13, 2005. 3,277,667 of the options were exercisable on December 31, 1998 and the remaining 1,020,000 options become exercisable if the Company successfully files Form 10SB with the Securities and Exchange Commission prior to December 31, 1999.

NOTE 10 - GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has historically incurred significant losses which have resulted in an accumulated deficit of $22,521,496 at December 31, 1998 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. The Company is in the process of trying to obtain new directors and management and focusing on additional avenues of generating revenues sufficient to cover the operating costs. It is the intent of management to rely upon additional equity financing if required to sustain operations until revenues are adequate to cover the costs.

                 INDUSTRIAL ECOSYSTEMS, INC. AND SUBSIDIARIES
                Notes to the Consolidated Financial Statements
                           December 31, 1998


NOTE 11 - SUBSEQUENT EVENT

Subsequent to December 31, 1998, the Company obtained a line-of-credit with a related party for up to $750,000 at 6% interest per annum. Withdrawals from the line-of-credit are to be authorized by an independent credit committee on a case-by-case basis. Total advances from the line-of-credit through the date of our audit report was $362,402. The line-of-credit is secured by the Company's interest in the JV and is due and payable in full by December 31, 2000.

The Company also entered into an agreement with the JV on January 4, 1999, whereby the joint venture partner received an immediate vesting of its 50% membership interest in the JV and the termination of the Company's option to reduce the joint venture partners membership interest to 19%. The joint venture partner was also granted certain rights, subject to certain conditions, to exercise an option to exchange their membership interest in the JV for that number of shares of the Company's common stock which would make the joint venture partner a 33.3% owner of the total outstanding common shares of the Company's stock issued and outstanding at the time of exercise.

PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this Form 10SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------

1        3(i)       Articles of Incorporation of the Registrant and related
                    Amendments

2        3(ii)      Bylaws of the Registrant

3        4.01       Specimen Stock Certificate

4        4.02       Rights Agreement between the Company and JFJ Ecosystems

5        10.01      Service Agreement between Environmental Protection Company and AMOCO Production Company

6        10.02      Agreement with Public Service Company of New Mexico

7        10.03      Credit Agreement between the Company and JFJ Ecosystems

8        10.04      1999 Stock Option and Award Plan

9        27         Financial Data Schedule


ITEM 2.  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          INDUSTRIAL ECOSYSTEMS, INC.


DATED:  APRIL 30, 1999                    /S/ Tom Jarnagin, President